JONES & HALEY, P.C.

Attorneys At Law

South Terraces, Suite 170

115 Perimeter Center Place

Atlanta, Georgia 30346-1238

Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-0509

February 5, 2018

James Nolan McWilliams, Attorney Advisor

Office of Transportation Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Tonya K. Aldave

Re:	Bagger Dave’s Burger Tavern, Inc. Amendment 1 to Schedule 13E-3 – Filed by Bagger Dave’s Burger Tavern, Inc. filed January 23, 2018
File No. 005-90173
Revised Preliminary Information Statement on Schedule 14C filed January 23, 2018
File No. 000-55702
[J&H File No. 3853.33]

Dear Mr. McWilliams:

This firm represents Bagger Dave’s Burger Tavern, Inc. (“Bagger”), which filed its preliminary information statement and Schedule 13E-3 on November 13, 2017. Your office provided comments to the above referenced filings in your letter December 7, 2017 and we responded to those comments by our letter dated December 18, 2017. Subsequently, your office provided additional comments by your letter dated January 4, 2018 and we responded to those comments by our letter dated January 16, 2018. You have now submitted another comment letter dated January 30, 2018 (“Comment Letter”). At this time, we are submitting, on behalf of Bagger, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter. This letter will be filed as correspondence.

Accordingly, our responses to your Comment Letter are as follows:

Schedule 13E-3

1. We have revised Schedule 13E-3 under the section “Item 13 Financial Statements” to incorporate by reference the information from the Information Statement under the heading “Financial Statements.”

Revised Preliminary Information Statement on Schedule 14C

United States Securities and Exchange Commission

February 5, 2018

General

2. This will confirm the intent of the Registrant to transmit the Information Statement to all shareholders of common stock pursuant to Rule 14c-2(a).

Certain Information Concerning the Company

Trading Market and Price, Page 20

3. We have included our stock price for the most recent quarter.

We trust the comments contained herein are responsive to the issues raised in the Comment Letter. We are simultaneously filing a revised information statement, and Schedule 13E-3, and we are filing as correspondence a copy of this response to your Comment Letter, as well as redline copies of the Information Statement, and Schedule 13E-3, both of which has been marked to show changes from the original filings.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,
For the Firm

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: T. Michael Ansley